UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34446

EasyLink Services International Corporation

(Exact Name of Registrant as Specified in Its Charter)

6025 The Corners Parkway, Suite 100

Norcross, Georgia 30092

(678) 533-8000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Class A common stock, $.01 par value per share

(including associated Series F Junior Participating Preferred Stock Purchase Rights)

(Title of Each Class of Securities Covered by This Form)

None

(Titles of All Other Classes of Securities for which a Duty to File Reports under Section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, EasyLink Services International Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EASYLINK SERVICES INTERNATIONAL CORPORATION

By:	/s/ Paul McFeeters
Name: Paul McFeeters
Title: Director

Dated July 5, 2012